November 27, 2013

VIA EDGAR AND FEDEX

Jeffrey P. Riedler

Assistant Director

United States Securities and Exchange Commission

Division of Corporate Finance

100 “F” Street, N.E.

Washington, D.C. 20549

Re:	Senesco Technologies, Inc.
Registration Statement on Form S-1
Filed October 17, 2013
File No. 333-191785

Dear Mr. Riedler:

On behalf of our client, Senesco Technologies, Inc. (the “Company”), set forth below is the Company’s response to the letter dated October 25, 2013 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), which relates to the Company’s Registration Statement on Form S-1, File No. 333-191785 (the “Registration Statement”) filed with the Commission on October 17, 2013 (the “Initial Filing”). The Company is filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which includes revisions made to the Initial Filing in response to the Comment Letter. An electronic version of Amendment No.1 has been filed concurrently with the Commission through its EDGAR system. The enclosed copy of Amendment No. 1 has been marked to reflect changes made to the Registration Statement.

The numbered paragraphs and headings below correspond to the headings set forth in the Comment Letter. Each of the Staff’s comments is set forth in bold, followed by the Company’s response to each comment. The page numbers in the bold captions refer to pages in the Initial Filing, while the page numbers in the Company’s responses refer to page numbers in Amendment No. 1. Capitalized terms used in this letter but not defined herein have the meaning given to such terms in Amendment No. 1.

Almaty Beijing Boston Brussels Chicago Dallas Frankfurt Harrisburg Houston Irvine London Los Angeles Miami
Moscow New York Palo Alto Paris Philadelphia Pittsburgh Princeton San Francisco Tokyo Washington Wilmington

Cover Page

1.	Although Rule 430A of the Securities Act of 1933 permits registrants to omit certain pricing-related information from a registration statement that is declared effective, your filing must include the amount of securities to be offered in a pre-effective amendment. Accordingly, please revise your disclosure on the cover page and throughout the prospectus, to specify:

•	the number of units being offered; and

•	the number of shares of common stock per unit

Response:

The Company undertakes to insert this information into the Registration Statement by filing a subsequent amendment to the Registration Statement once these terms are available.

Exhibit 5.1

2.	We note that your Exhibit 5.1 refers to the proposed sale of up to $15,000,000 of shares of common stock. This reference appears to be inconsistent with your current proposed offering. Please revise your legal opinion to refer to the proposed units offering.

Response:

In response to the Staff’s comment, we have revised Exhibit 5.1 and the Company has filed the revised exhibit with Amendment No. 1.

Please contact the undersigned at (609) 919-6633 if you have any questions regarding the foregoing.

Sincerely,

/s/ Emilio Ragosa

cc:	Leslie J. Browne, Ph.D.
Joel Brooks